EXHIBIT 99.1

Colliers Reports First Quarter Results

Growth in high value recurring revenues improves balance and resilience

First quarter operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2023	2022

Revenues	$965.9	$1,000.9
Adjusted EBITDA (note 1)	104.6	121.5
Adjusted EPS (note 2)	0.86	1.44

GAAP operating earnings	22.1	40.8
GAAP diluted net loss per share	(0.47)	(0.42)

TORONTO, May 02, 2023 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the first quarter ended March 31, 2023. All amounts are in US dollars.

For the quarter ended March 31, 2023, revenues were $965.9 million, down 3% (1% in local currency), Adjusted EBITDA (note 1) was $104.6 million, down 14% (14% in local currency) and Adjusted EPS (note 2) was $0.86, down 40% versus the prior year period. First quarter adjusted EPS was not materially impacted by changes in foreign exchange rates. GAAP operating earnings were $22.1 million as compared to $40.8 million in the prior year quarter. GAAP diluted net loss per share was $0.47 versus $0.42 in the prior year quarter. First quarter GAAP diluted net loss per share was not materially impacted by changes in foreign exchange rates.

“During the seasonally slow first quarter, Investment Management and Outsourcing & Advisory delivered robust growth, Leasing was up slightly and, as expected, Capital Markets declined considerably in line with overall market conditions. Since our initial outlook 90 days ago, we have seen higher interest rates and challenging debt markets impact transaction volumes. Now with the additional stress on the banking system and increasing limitations on debt availability, there is more uncertainty around property valuations. Until interest rates stabilize and financing of real estate transactions becomes more predictable, we expect transaction activity to remain muted,” said Jay S. Hennick, Global Chairman & CEO of Colliers.

“Aside from our Capital Markets segment, the momentum from the rest of our business is strong. Revenues from Investment Management and Outsourcing & Advisory increased 40% and 13%, respectively, and together these segments represent more than 60% of our overall Adjusted EBITDA. Having a large proportion of our earnings coming from these revenue streams highlights the transformation of Colliers into a much more balanced, diversified and resilient company.”

“After quarter end, Colliers continued to build on its global platform by completing acquisitions in Australia and New Zealand in our Engineering & Design and Project Management segments. In addition, we announced the early redemption, effective June 1, 2023, of our outstanding 4% convertible notes. Eliminating the convertible notes will reduce interest costs and simplify our balance sheet.”

“Our shareholders know that Colliers has a history of seizing its greatest opportunities during challenging times. We believe that higher interest rates and tighter access to capital gives us a tremendous advantage in completing acquisitions, recruiting key talent and scaling in our newer growth engines that will translate into additional value for shareholders,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended		Change	Change
(in thousands of US$)	March 31		in US$ %	in LC %
(LC = local currency)	2023	2022

Outsourcing & Advisory	$454,930	$414,545	10%	13%
Investment Management (1)	120,746	86,377	40%	40%
Leasing	238,387	237,272	0%	2%
Capital Markets	151,840	262,718	-42%	-41%
Total revenues	$965,903	$1,000,912	-3%	-1%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 96% for the three months ended March 31, 2023

Consolidated revenues decreased 1% on a local currency basis in the seasonally slow first quarter. Investment Management and Outsourcing & Advisory generated robust growth, Leasing was up slightly while Capital Markets declined in line with overall market conditions. Consolidated internal revenues measured in local currencies declined 9% (note 3) versus the prior year quarter.

Segmented First Quarter Results
Revenues in the Americas region totalled $581.6 million for the first quarter, down 9% (8% in local currency) versus $641.7 million in the comparative prior year quarter. The decline was related to the significant fall-off in Capital Markets transaction volumes across all asset classes, relative to a very strong prior year quarter. Outsourcing & Advisory revenues were up high single digits, driven by growth in Engineering & Design and Property Management, while Leasing revenues were flat. Adjusted EBITDA was $53.9 million, down 34% (33% in local currency) relative to the strong prior year quarter. The decline in Adjusted EBITDA was due to lower revenues and a change in service mix. GAAP operating earnings were $32.9 million, relative to $61.3 million in the prior year quarter.

Revenues in the EMEA region totalled $143.4 million, down 6% (2% in local currency) compared to $153.3 million in the prior year quarter. Revenue declined significantly in Capital Markets, in line with overall market conditions. Adjusted EBITDA was a loss of $11.3 million in the seasonally slow first quarter as compared to earnings of $4.9 million in the prior year quarter. GAAP operating loss was $25.0 million, versus $30.8 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $120.1 million compared to $119.4 million in the prior year quarter, up 1% (7% in local currency), with growth in Leasing and Outsourcing & Advisory more than offsetting a decline in Capital Markets. Adjusted EBITDA was $8.0 million, down 21% (15% in local currency) relative to the strong prior year quarter on changes in service mix. GAAP operating earnings were $5.0 million, versus $8.2 million in the prior year quarter.

Investment Management revenues for the first quarter were $120.7 million compared to $86.4 million in the prior year quarter, up 40% (40% in local currency). Passthrough revenue (from historical carried interest) was nil versus $24.7 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 96% (96% in local currency) driven by (i) acquisitions and (ii) management fee growth from increased assets under management. Adjusted EBITDA was $54.9 million, up 105% (105% in local currency) over the prior year quarter. GAAP operating earnings were $14.8 million in the quarter, versus $17.2 million in the prior year quarter with the reduction attributable to contingent acquisition consideration related to recent acquisitions. Assets under management were $97.6 billion as of March 31, 2023, as compared to $97.7 billion as of December 31, 2022, with modestly lower asset values mostly offset by net capital inflows.

Unallocated global corporate costs as reported in Adjusted EBITDA were $0.9 million in the first quarter, relative to $1.5 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $5.5 million relative to $15.1 million in the first quarter of 2022.

Outlook for 2023
In early February, the Company provided its initial outlook for 2023. Since then, a significant banking crisis has occurred, availability of credit has tightened further and uncertainty around asset valuations has increased, causing a revision to the outlook. Lower transaction volumes are now expected to persist for the remainder of the year. Capital Markets revenues are expected to be down 30-40% for the second quarter versus the prior year period, with year-over-year comparisons becoming more favourable in the third and fourth quarters.

Robust growth (including the impact of recent acquisitions) is expected to continue in the Company’s high value recurring service lines, Investment Management and Outsourcing & Advisory, while Leasing is expected to remain flat to down slightly. The Company expects higher Adjusted EBITDA margins in 2023 due to the change in service mix (greater proportion of earnings coming from higher-margin Investment Management) offset in part by lower Capital Markets margins, net of cost control measures across the Company. Adjusted EPS growth is expected to continue to be impacted by increased interest costs as well as a larger proportion of earnings growth generated from non-wholly owned operations.

The outlook for 2023, including the impact of acquisitions completed in 2022 and to the present date in 2023, is as follows:

		2023 Outlook
Measure	2022	Revised	Prior
Revenue	$4.5 billion	$4.4 billion - $4.6 billion	$4.6 billion - $4.8 billion
AEBITDA	$630.5 million	$670 million - $720 million	$710 million - $750 million
AEPS	$6.99	$6.70 - $7.50	$7.50 - $8.00

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, health, social, geopolitical and related factors.

Conference Call
Colliers will be holding a conference call on Tuesday, May 2, 2023 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2023	2022

Net earnings (loss)	$(907)	$21,317
Income tax	3,539	16,327
Other income, including equity earnings from non-consolidated investments	(3,320)	(3,128)
Interest expense, net	22,832	6,318
Operating earnings	22,144	40,834
Loss on disposal of operations	-	26,090
Depreciation and amortization	49,492	36,640
Gains attributable to MSRs	(3,035)	(5,297)
Equity earnings from non-consolidated investments	3,154	3,160
Acquisition-related items	26,468	15,083
Restructuring costs	743	90
Stock-based compensation expense	5,657	4,861
Adjusted EBITDA	$104,623	$121,461

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to Adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the Adjusted EPS calculation for all periods presented.

	Three months ended
	March 31
(in thousands of US$)	2023	2022

Net earnings (loss)	$(907)	$21,317
Non-controlling interest share of earnings	(10,941)	(8,516)
Interest on Convertible Notes	2,300	2,300
Loss on disposal of operations	-	26,090
Amortization of intangible assets	36,843	24,591
Gains attributable to MSRs	(3,035)	(5,297)
Acquisition-related items	26,468	15,083
Restructuring costs	743	90
Stock-based compensation expense	5,657	4,861
Income tax on adjustments	(11,348)	(6,419)
Non-controlling interest on adjustments	(5,153)	(3,670)
Adjusted net earnings	$40,627	$70,430

	Three months ended
	March 31
(in US$)	2023	2022

Diluted net loss per common share(1)	$(0.42)	$(0.38)
Interest on Convertible Notes, net of tax	0.04	0.04
Non-controlling interest redemption increment	0.17	0.64
Loss on disposal of operations	-	0.53
Amortization expense, net of tax	0.48	0.30
Gains attributable to MSRs, net of tax	(0.04)	(0.06)
Acquisition-related items	0.52	0.27
Restructuring costs, net of tax	0.01	-
Stock-based compensation expense, net of tax	0.10	0.10
Adjusted EPS	$0.86	$1.44

Diluted weighted average shares for Adjusted EPS (thousands)	47,422	48,791
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the Adjusted EPS calculation for the three months ended March 31, 2023 and 2022.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended
	March 31
(in thousands of US$)	2023	2022

Net cash used in operating activities	$(132,568)	$(280,709)
Contingent acquisition consideration paid	272	59,553
Purchase of fixed assets	(18,883)	(9,835)
Cash collections on AR Facility deferred purchase price	30,772	166,328
Distributions paid to non-controlling interests	(11,061)	(14,926)
Free cash flow	$(131,468)	$(79,589)

4. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months
	ended March 31
(unaudited)	2023	2022
Revenues	$965,903	$1,000,912
Cost of revenues	586,260	631,553
Selling, general and administrative expenses	281,539	250,712
Depreciation	12,649	12,049
Amortization of intangible assets	36,843	24,591
Acquisition-related items (1)	26,468	15,083
Loss on disposal of operations	-	26,090
Operating earnings	22,144	40,834
Interest expense, net	22,832	6,318
Equity earnings from unconsolidated investments	(3,154)	(3,160)
Other (income) expense	(166)	32
Earnings before income tax	2,632	37,644
Income tax	3,539	16,327
Net earnings (loss)	(907)	21,317
Non-controlling interest share of earnings	10,941	8,516
Non-controlling interest redemption increment	8,304	31,441
Net loss attributable to Company	$(20,152)	$(18,640)

Net loss per common share

Basic	$(0.47)	$(0.42)

Diluted (2)	$(0.47)	$(0.42)

Adjusted EPS (3)	$0.86	$1.44

Weighted average common shares (thousands)
Basic	43,047	44,064
Diluted	43,047	44,064

Notes to Condensed Consolidated Statements of Earnings
(1)  Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)  Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three months ended March 31, 2023 and 2022.
(3)  See definition and reconciliation above.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	March 31,	December 31,	March 31,
(unaudited)	2023	2022	2022

Assets
Cash and cash equivalents	$178,659	$173,661	$230,374
Restricted cash (1)	43,994	25,381	35,224
Accounts receivable and contract assets	682,538	669,803	587,393
Warehouse receivables (2)	120,300	29,623	124,815
Prepaids and other assets	260,679	269,605	225,320
Real estate assets held for sale	37,996	45,353	44,492
Current assets	1,324,166	1,213,426	1,247,618
Other non-current assets	175,141	166,726	130,106
Fixed assets	171,107	164,493	143,431
Operating lease right-of-use assets	351,600	341,623	316,650
Deferred tax assets, net	67,369	63,460	74,482
Goodwill and intangible assets	3,119,326	3,148,449	1,684,202
Total assets	$5,208,709	$5,098,177	$3,596,489

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$962,464	$1,128,754	$827,193
Other current liabilities	105,855	100,840	102,005
Long-term debt - current	4,382	1,360	1,535
Warehouse credit facilities (2)	112,331	24,286	115,817
Operating lease liabilities - current	85,638	84,989	79,010
Liabilities related to real estate assets held for sale	-	1,353	23,235
Current liabilities	1,270,670	1,341,582	1,148,795
Long-term debt - non-current	1,613,792	1,437,739	712,771
Operating lease liabilities - non-current	331,228	322,496	298,370
Other liabilities	149,822	139,392	102,615
Deferred tax liabilities, net	49,416	57,754	37,302
Convertible notes	226,875	226,534	225,539
Redeemable non-controlling interests	1,073,635	1,079,306	541,191
Shareholders' equity	493,271	493,374	529,906
Total liabilities and equity	$5,208,709	$5,098,177	$3,596,489

Supplemental balance sheet information
Total debt (3)	$1,618,174	$1,439,099	$714,306
Total debt, net of cash and cash equivalents (3)	1,439,515	1,265,438	483,932
Net debt / pro forma adjusted EBITDA ratio (4)	2.2	1.8	0.9

Notes to Condensed Consolidated Balance Sheets

(1)  Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)  Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)  Excluding warehouse credit facilities and convertible notes.
(4)  Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended
	March 31
(unaudited)	2023	2022

Cash provided by (used in)

Operating activities
Net earnings (loss)	$(907)	$21,317
Items not affecting cash:
Depreciation and amortization	49,492	36,640
Loss on disposal of operations	-	26,090
Gains attributable to mortgage servicing rights	(3,035)	(5,297)
Gains attributable to the fair value of loan
premiums and origination fees	(4,017)	(7,282)
Deferred income tax	(10,989)	(11,177)
Other	35,309	17,787
	65,853	78,078

Increase in accounts receivable, prepaid
expenses and other assets	(29,755)	(172,005)
Increase in accounts payable, accrued
expenses and other liabilities	3,111	9,860
Decrease in accrued compensation	(180,308)	(268,770)
Contingent acquisition consideration paid	(272)	(59,553)
Mortgage origination activities, net	2,785	8,744
Sales to AR Facility, net	6,018	122,937
Net cash used in operating activities	(132,568)	(280,709)

Investing activities
Acquisition of businesses, net of cash acquired	-	(52,478)
Purchases of fixed assets	(18,883)	(9,835)
Purchase of held for sale real estate assets	(37,996)	-
Proceeds from sale of held for sale real estate assets	44,000	-
Cash collections on AR Facility deferred purchase price	30,772	166,328
Other investing activities	(21,067)	(20,965)
Net cash (used in) provided by investing activities	(3,174)	83,050

Financing activities
Increase in long-term debt, net	172,420	191,730
Purchases of non-controlling interests, net	(12,544)	(25,962)
Dividends paid to common shareholders	(6,440)	(6,608)
Distributions paid to non-controlling interests	(11,061)	(14,926)
Repurchases of Subordinate Voting Shares	-	(72,685)
Other financing activities	14,987	(29,724)
Net cash provided by financing activities	157,362	41,825

Effect of exchange rate changes on cash	1,991	(3,839)

Net change in cash and cash
equivalents and restricted cash	23,611	(159,673)
Cash and cash equivalents and
restricted cash, beginning of period	199,042	425,271
Cash and cash equivalents and
restricted cash, end of period	$222,653	$265,598

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2023
Revenues	$581,551	$143,371	$120,093	$120,746	$142	$965,903
Adjusted EBITDA	53,863	(11,261)	8,049	54,894	(922)	104,623
Operating earnings (loss)	32,870	(25,034)	5,040	14,804	(5,536)	22,144

2022
Revenues	$641,698	$153,325	$119,380	$86,377	$132	$1,000,912
Adjusted EBITDA	81,066	4,919	10,219	26,801	(1,544)	121,461
Operating earnings (loss) (1)	61,307	(30,781)	8,225	17,221	(15,138)	40,834

Notes to Segmented Results
(1)  Operating earnings (loss) include $26,090 loss on disposal of certain operations in EMEA.

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Global Chief Financial Officer
(416) 960-9500